January 17, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Christopher White
Branch Chief Accountant

Dear Mr. White:

Re:	Liberty Star Uranium & Metals Corp.

Form 10-KSB for the Fiscal Year Ended January 31, 2007

Filed on April 26, 2007

File No. 0-50071

Form 10-QSB for the Period Ended October 31, 2007

Filed on December 14, 2007

File No. 0-50071

Thank you for your letter dated January 8, 2008, with respect to the Form 10-KSB filed by Liberty Star Uranium & Metals Corp. (the “Company”) on April 26, 2007 and Form 10-QSB filed by the Company on December 14, 2007.

We enclose our responses to your letter. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of January 8, 2008.

1.

The sales of shares to Cornell Capital Partners pursuant to the Standby Equity Distribution Agreement (“SEDA”) are affected by physical settlement of shares of the Company’s common stock in exchange for cash from Cornell Capital Partners. In determining the classification of the shares issued the Company utilized guidance from SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity and EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. The Company determined that the sales of shares to Cornell Capital Partners pursuant to the SEDA are not mandatorily redeemable. The Company determined that the sales of shares to Cornell Capital Partners pursuant to the SEDA do not obligate the Company to repurchase its shares by transferring assets. The Company is not obligated under the SEDA to issue a variable number of shares based on a fixed monetary amount that is known. The decision to sell shares to Cornell Capital Partners is up to the Company, is at variable amounts, and is not based on the settlement of a known liability. The Company determined that the sales of shares should be accounted for as permanent equity as they do not meet the requirements for classification as a liability, asset or temporary equity per the provisions of SFAS No. 150 and EITF 00-19. The Company records common stock for the par value of the shares issued ($0.001) times the number of shares issued. Additional paid-in capital is reported for the difference between the cash paid for the stock and the par value of the shares. Commitment fees and structuring fees paid on each stock sale are reported as expenses of stock issuances as a reduction of additional paid-in capital. The price paid by Cornell Capital Partners for the stock was 96% of the lowest volume weighted average trading price during the five day pricing period. The 4% discount to the trading price was considered in determining the fair market value paid for the shares sold. The Company determined that its trading history could not support the volume of shares expected to be sold to Cornell Capital Partners pursuant to the SEDA and that a 4% discount to the trading price was reasonable in determining the fair market value for Cornell’s obligation to purchase up to $10,000,000 of the Company’s shares. The discount did not represent an asset, liability or expense of the Company; rather it was determined to be part of the purchase price paid for the shares.

In future filings we will improve our disclosure of the transaction to read that the shares issued pursuant to the SEDA are reported as permanent equity pursuant to SFAS No. 150 at the price paid for the shares and that expenses of the stock issuances are reported as a reduction of additional paid-in capital.

2.

The evaluation of our disclosure controls and procedures is performed by our Chief Executive Officer Mr. James A. Briscoe and our Chief Financial Officer Mr. Jon R. Young. For the fiscal year ended January 31, 2007, Mr. Briscoe and Mr. Young concluded that the Company’s disclosure controls and procedures are effective.

In future filings we will include language that specifically states that Mr. Briscoe and Mr. Young performed the evaluation of the Company’s disclosure controls and procedures and the conclusion of the evaluation.

We understand that you may have additional comments after reviewing our amendment and responses.

We acknowledge that we are responsible for the accuracy and the adequacy of the disclosure in the filings reviewed by the staff of the SEC.

We further acknowledge that:

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ James Briscoe

James Briscoe

President and Chief Executive Officer

Encl.

cc: Bernard Pinsky

Clark Wilson LLP

By Fax: (604) 687-6314